UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): February 3, 2020

NXP Semiconductors N.V.

(Exact name of Registrant as specified in charter)

Netherlands	**001-34841**	**98-1144352**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

60 High Tech Campus Eindhoven Netherlands		**5656 AG**
(Address of principal executive offices)		(Zip code)

+31   40 2729999

(Registrant's telephone number, including area code)

NA

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Number of each exchange on which registered
Common shares, EUR 0.20 par value	NXPI	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 2.02   **Results of Operations and Financial Condition.**

On February 3, 2020, NXP Semiconductors N.V. ("NXP") issued a press release regarding NXP's financial results for its fourth quarter and full-year 2019. A copy of the press release is attached as Exhibit 99.1.

The information contained in this Current Report, including the attached exhibit, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits.

99.1	Press release dated February 3, 2020 entitled: "NXP Semiconductors Reports Fourth Quarter and Full-year 2019 Results".
104	Cover Page Interactive Data File (formatted as Inline XBRL).


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 February 2020

NXP Semiconductors N.V.

/s/ P. Kelly

Name: P. Kelly, CFO



NXP Semiconductors Reports Fourth Quarter and
Full-year 2019 Results

EINDHOVEN, The Netherlands, February 3, 2020 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the fourth quarter and full year 2019, ended December 31, 2019.

"NXP delivered full-year revenue of $8.88 billion, a decline of 6 percent year-on-year, against a very challenging semiconductor industry backdrop. As we look forward to 2020, we are increasingly confident that the demand trends within our end markets are beginning to moderately improve. Notwithstanding the operating environment we experienced in 2019, NXP drove improved profitability, strong free cash flow generation, and continued to successfully execute our strategy within our target markets. During 2019, we returned $1.76 billion to our shareholders. Over the course of the year, we significantly enhanced our product portfolio. We successfully acquired the Marvell wireless connectivity assets, and introduced new, innovative products and solutions. Our customers have already begun to adopt many of these new solutions, and as they continue to ramp into volume production, we anticipate new products will help to underpin NXP's long-term growth, financial and capital return targets." said Richard Clemmer, NXP Chief Executive Officer.

Key Highlights

- Fourth-quarter revenue was $2.3 billion, down 4 percent year-on-year;
- Fourth quarter GAAP gross margin was 52.5 percent, and GAAP operating margin was 8.6 percent;
- Fourth-quarter non-GAAP gross margin was 54.2 percent, and non-GAAP operating margin was 29.9 percent;
- Full-year cash flow from operations was $2.37 billion, with net capex investments of $503 million, resulting in non-GAAP free cash flow of $1.87 billion;
- On November 19, 2019, the NXP Board of Directors approved the payment of an interim dividend for the fourth quarter 2019 of $0.375 per ordinary share. Additionally, the NXP Board of Directors authorized to resume the share buy-back program in 2020, authorizing up to $2 billion of share repurchases to be executed at times and manners determined by the company management;
- On December 2, 2019, NXP retired the $1.15 billion outstanding principal amount of the 1.0% Cash Convertible Senior Notes at maturity;
- On December 6, 2019, NXP announced the completion of the acquisition of the wireless connectivity assets of Marvell, pursuant to the terms of the previously announced agreement from May 2019;
- In 2019 NXP, returned $1.76 billion to shareholders through previously announced share repurchases and dividend payments.

Summary of Reported Fourth Quarter and Full-year 2019 ($ millions, unaudited) [1]

	Q4 2019	Q3 2019	Q4 2018	Q - Q	Y - Y	2019	2018	Y - Y
Total Revenue	$ 2,301	$ 2,265	$ 2,403	2%	-4%	$ 8,877	$ 9,407	-6%
GAAP Gross Profit	$ 1,209	$ 1,186	$ 1,243	2%	-3%	$ 4,618	$ 4,851	-5%
Gross Profit Adjustments [i]	$ (39)	$ (30)	$ (32)			(131)	$ (129)	
Non-GAAP Gross Profit	$ 1,248	$ 1,216	$ 1,275	3%	-2%	$ 4,749	$ 4,980	-5%
GAAP Gross Margin	52.5%	52.4%	51.7%			52.0%	51.6%	
Non-GAAP Gross Margin	54.2%	53.7%	53.1%			53.5%	52.9%	
GAAP Operating Income / (Loss)	$ 197	$ 233	$ 224	-15%	-12%	$ 641	$ 2,710	-76%
Operating Income Adjustments [i]	$ (490)	$ (454)	$ (507)			$ (1,932)	$ 11	
Non-GAAP Operating Income	$ 687	$ 687	$ 731	—%	-6%	$ 2,573	$ 2,699	-5%
GAAP Operating Margin	8.6%	10.3%	9.3%			7.2%	28.8%	
Non-GAAP Operating Margin	29.9%	30.3%	30.4%			29.0%	28.7%	

Additional information

Automotive	$	1,097 $	1,048 $	1,112	5%	-1%	$ 4,212	$ 4,507	-7%
Industrial & IoT	$	415 $	426 $	435	-3%	-5%	$ 1,599	$ 1,813	-12%
Mobile	$	332 $	321 $	344	3%	-3%	$ 1,191	$ 1,164	2%
Comm. Infra. & Other	$	457 $	470 $	483	-3%	-5%	$ 1,875	$ 1,787	5%
Manufacturing Services ("MSA")	$	— $	— $	29	NM	NM	$ —	$ 136	NM
DIO		102	98	102					
DPO		81	74	80					
DSO		26	32	30					
Cash Conversion Cycle		47	56	52					
Channel Inventory (months)		2.3	2.3	2.4					
Financial Leverage [ii]		2.0x	1.6x	1.4x					

1. **Additional Information for the Fourth Quarter and Full-year 2019:**
    i. For an explanation of GAAP to non-GAAP adjustments, please see "Non-GAAP Financial Measures".
    ii. Financial leverage is defined as net debt divided by trailing twelve months adjusted EBITDA.
  - During the fourth quarter of 2019, NXP repurchased 0.7 million shares for a total cost of $74 million and paid cash dividends of $105 million. Full year 2019, NXP repurchased 15.9 million shares for a total cost of $1,443 million, paid cash dividends of $319 million.
  - Weighted average number of diluted shares for the three-month period ended December 31, 2019 was 285.5 million. Weighted average number of diluted shares for the twelve-month period ended December 31, 2019 was 285.9 million.
  - Cash paid for income taxes related to on-going operations was $34 million. Full year 2019 $120 million.

Guidance for the First Quarter 2020: ($ millions) [1]

	GAAP			Guidance Range Reconciliation	non-GAAP		
	Low	Mid	High		Low	Mid	High
Total Revenue	**$ 2,195**	**$ 2,225**	**$ 2,255**		**$ 2,195**	**$ 2,225**	**$ 2,255**
Q-Q	-5%	-3%	-2%		-5%	-3%	-2%
Y-Y	5%	6%	8%		5%	6%	8%
Gross Profit	**$ 1,114**	**$ 1,137**	**$ 1,160**	$ (47)	**$ 1,161**	**$ 1,184**	**$ 1,207**
Gross Margin	50.8%	51.1%	51.4%		52.9%	53.2%	53.5%
Operating Income (loss)	**$ 165**	**$ 179**	**$ 193**	$ (434)	**$ 599**	**$ 613**	**$ 627**
Operating Margin	7.5%	8.0%	8.6%		27.3%	27.6%	27.8%
Financial Income (expense)	$ (80)	$ (80)	$ (80)	$ (2)	$ (78)	$ (78)	$ (78)

Note (1) Additional Information:

1. GAAP Gross Profit is expected to include Purchase Price Accounting ("PPA") effects, $(36) million; Stock Based Compensation, $(11) million;
2. GAAP Operating Income (loss) is expected to include PPA effects, $(418) million; Stock Based Compensation, $(93) million; Merger related costs $(3) million; Restructuring and Other Incidentals, $80 million;
3. GAAP Financial Income (expense) is expected to include Other financial expense $(2) million;
4. Net cash paid for income taxes related to on-going operations is expected to be approximately $(32) million;
5. Non-controlling interest is expected to be approximately $(6) million;
6. Weighted average diluted share count is expected to be approximately 284.5 million.

NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. Please note, the guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP's control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding "Non-GAAP Financial Measures" below. For the factors, risks, and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding "Forward-looking Statements." We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances.

Non-GAAP Financial Measures

In managing NXP's business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting NXP's business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance,and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP's non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)." Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at https://investors.nxp.com for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP's operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles ("GAAP"), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) adjusted net income, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, and foreign exchange gains and losses.

Conference Call and Webcast Information

NXP will host a conference call on February 4, 2020 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its fourth quarter and full-year 2019 results and provide an outlook for the first quarter of 2020.

Interested parties may join the conference call by dialing 1 – 888 – 603 – 7644 (within the U.S.) or 1 – 484 – 747 - 6631 (outside of the U.S.). The participant pass-code is 3286469. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at https://investors.nxp.com. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the automotive, industrial & IoT, mobile, and communication infrastructure markets. Built on more than 60 years of combined experience and expertise, the company has approximately 30,000 employees in more than 30 countries and posted revenue of $8.88 billion in 2019. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP's business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP's products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP's relationship with them; including the requirement to suspend activities with customers or suppliers because of changing import and export regulations; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers' equipment and products; the ability to achieve targeted efficiencies and cost savings; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP's business generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP's markets and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, https://investors.nxp.com or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Jacey Zuniga

jacey.zuniga@nxp.com

+1 512 895 7398

NXP-Corp

NXP Semiconductors
Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)		Three months ended				Full-year		
		December 31, 2019	September 29, 2019	December 31, 2018		2019		2018
Revenue	$	2,301	$ 2,265	$ 2,403	$	8,877	$	9,407
Cost of revenue		(1,092)	(1,079)	(1,160)		(4,259)		(4,556)
Gross profit		1,209	1,186	1,243		4,618		4,851
Research and development		(424)	(396)	(403)		(1,643)		(1,700)
Selling, general and administrative		(225)	(221)	(251)		(924)		(993)
Amortization of acquisition-related intangible assets		(365)	(358)	(364)		(1,435)		(1,449)
Total operating expenses		(1,014)	(975)	(1,018)		(4,002)		(4,142)
Other income (expense)		2	22	(1)		25		2,001
Operating income (loss)		197	233	224		641		2,710
Financial income (expense):								
Extinguishment of debt		—	(1)	—		(11)		(26)
Other financial income (expense)		(93)	(84)	(77)		(339)		(309)
Income (loss) before income taxes		104	148	147		291		2,375
Benefit (provision) for income taxes		20	(28)	141		(20)		(176)
Results relating to equity-accounted investees		(1)	(1)	1		1		59
Net income (loss)		123	119	289		272		2,258
Less: Net income (loss) attributable to non-controlling interests		9	10	13		29		50
Net income (loss) attributable to stockholders		114	109	276		243		2,208
Earnings per share data:								
Net income (loss) per common share attributable to stockholders in $								
Basic	$	0.41	$ 0.39	$ 0.94	$	0.86	$	6.78
Diluted	$	0.40	$ 0.38	$ 0.94	$	0.85	$	6.72
Weighted average number of shares of common stock outstanding during the period (in thousands):								
Basic		280,766	279,074	293,170		282,056		325,781
Diluted		285,518	283,518	294,947		285,911		328,606

NXP Semiconductors
Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)		As of		
		December 31, 2019	**September 29, 2019**	**December 31, 2018**
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,045 $	3,537	2,789
Accounts receivable, net		667	786	792
Assets held for sale		50	61	—
Inventories, net		1,192	1,134	1,279
Other current assets		313	426	365
Total current assets		**3,267**	**5,944**	**5,225**
Non-current assets:				
Other non-current assets		732	712	545
Property, plant and equipment, net		2,448	2,401	2,436
Identified intangible assets, net		3,620	3,406	4,467
Goodwill		9,949	8,791	8,857
Total non-current assets		**16,749**	**15,310**	**16,305**
Total assets		**20,016**	**21,254**	**21,530**
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable		944	862	999
Restructuring liabilities-current		32	41	60
Other current liabilities		815	1,081	1,219
Short-term debt		—	1,142	1,107
Total current liabilities		**1,791**	**3,126**	**3,385**
Non-current liabilities:				
Long-term debt		7,365	7,363	6,247
Restructuring liabilities		—	—	5
Deferred tax liabilities		282	285	450
Other non-current liabilities		923	885	753
Total non-current liabilities		**8,570**	**8,533**	**7,455**
Non-controlling interests		214	205	185
Stockholders' equity		9,441	9,390	10,505
Total equity		**9,655**	**9,595**	**10,690**
Total liabilities and equity		**20,016**	**21,254**	**21,530**

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three months ended			Full-year	
	December 31, 2019	September 29, 2019	December 31, 2018	2019	2018
Cash flows from operating activities:					
Net income (loss)	$ 123	$ 119	$ 289	$ 272	$ 2,258
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:					
Depreciation and amortization	522	517	503	2,047	1,987
Stock-based compensation	89	84	93	346	314
Amortization of discount on debt	8	12	11	42	42
Amortization of debt issuance costs	3	2	3	11	10
Net (gain) loss on sale of assets	—	(21)	—	(20)	—
(Gain) loss on extinguishment of debt	—	1	—	11	26
Results relating to equity-accounted investees	1	1	(1)	(1)	(54)
Deferred tax expense (benefit)	(49)	(33)	(52)	(175)	(211)
Changes in operating assets and liabilities:					
(Increase) decrease in receivables and other current assets	144	(17)	51	116	187
(Increase) decrease in inventories	(7)	13	5	128	(65)
Increase (decrease) in accounts payable and other liabilities	(35)	43	(188)	(460)	(129)
(Increase) decrease in other non-current assets	7	30	4	43	(22)
Exchange differences	9	(1)	13	15	14
Other items	(1)	(4)	—	(2)	12
Net cash provided by (used for) operating activities	**814**	**746**	**731**	**2,373**	**4,369**
Cash flows from investing activities:					
Purchase of identified intangible assets	(30)	(21)	(4)	(102)	(50)
Capital expenditures on property, plant and equipment	(138)	(138)	(170)	(526)	(611)
Proceeds from the disposals of property, plant and equipment	—	23	—	23	1
Purchase of interests in businesses, net of cash acquired	(1,698)	—	—	(1,698)	(18)
Proceeds from sale of interests in businesses	—	—	—	37	159
Proceeds from return of equity investment	—	—	—	—	4
Purchase of available-for-sale securities	—	(2)	(2)	(19)	(9)
Proceeds from the sale of securities	—	—	2	1	2
Net cash provided by (used for) investing activities	**(1,866)**	**(138)**	**(174)**	**(2,284)**	**(522)**
Cash flows from financing activities:					
Payment of cash convertible note	(1,150)	—	—	(1,150)	—
Proceeds from settlement of cash convertible note hedge	144	—	—	144	—
Payment of bond hedge derivatives - convertible option	(144)	(1)	—	(145)	—
Repayment of Bridge Loan	—	—	(1,000)	—	(1,000)
Proceeds from Bridge Loan	—	—	—	—	1,000
Repurchase of long-term debt	—	(47)	—	(600)	(1,273)
Principal payments on long-term debt	—	—	—	—	(1)
Proceeds from the issuance of long-term debt	—	—	1,997	1,750	1,997
Cash paid for debt issuance costs	—	(1)	(12)	(24)	(23)
Cash paid for terminated acquisition adjustment event	—	—	(60)	—	(60)
Dividends paid to non-controlling interests	—	—	—	—	(54)
Dividends paid to common stockholders	(105)	(70)	(74)	(319)	(74)
Proceeds from issuance of common stock through stock plans	14	33	3	84	39
Purchase of treasury shares and restricted stock unit withholdings	(74)	(9)	(424)	(1,443)	(5,006)
Cash paid on behalf of shareholders for tax on repurchased shares	(128)	—	(142)	(128)	(142)
Net cash provided by (used for) financing activities	**(1,443)**	**(95)**	**288**	**(1,831)**	**(4,597)**
Effect of changes in exchange rates on cash positions	3	(6)	—	(2)	(8)
Increase (decrease) in cash and cash equivalents	**(2,492)**	**507**	**845**	**(1,744)**	**(758)**
Cash and cash equivalents at beginning of period	3,537	3,030	1,944	2,789	3,547
Cash and cash equivalents at end of period	**1,045**	**3,537**	**2,789**	**1,045**	**2,789**
Net cash paid during the period for:					
Interest	95	44	74	242	177
Income tax	34	59	61	368	188
Non-cash adjustment related to the adoption of ASC 606:					
Receivables and other current assets	—	—	—	—	(36)
Inventories	—	—	—	—	22

NXP Semiconductors
Table 4: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions)	Three months ended			Full-year	
	December 31, 2019	September 29, 2019	December 31, 2018	2019	2018
Revenue	$ 2,301	$ 2,265	$ 2,403	$ 8,877	$ 9,407
GAAP Gross Profit	$ 1,209	$ 1,186	$ 1,243	$ 4,618	$ 4,851
PPA Effects	(28)	(19)	(19)	(84)	(78)
Restructuring	—	1	—	(3)	—
Stock Based Compensation	(11)	(11)	(12)	(42)	(40)
Merger-related costs	—	(1)	(1)	(2)	(11)
Non-GAAP Gross Profit	$ 1,248	$ 1,216	$ 1,275	$ 4,749	$ 4,980
GAAP Gross margin	52.5%	52.4%	51.7%	52.0%	51.6%
Non-GAAP Gross margin	54.2%	53.7%	53.1%	53.5%	52.9%
GAAP Research and development	$ (424)	$ (396)	$ (403)	$ (1,643)	$ (1,700)
Restructuring	—	—	—	(16)	—
Stock based compensation	(38)	(34)	(36)	(141)	(133)
Merger-related costs	(1)	(1)	(3)	(7)	(24)
Non-GAAP Research and development	$ (385)	$ (361)	$ (364)	$ (1,479)	$ (1,543)
GAAP Selling, general and administrative	$ (225)	$ (221)	$ (251)	$ (924)	$ (993)
PPA effects	(1)	(5)	(2)	(9)	(8)
Restructuring	1	—	(1)	(9)	(7)
Stock based compensation	(40)	(39)	(45)	(163)	(141)
Merger-related costs	(3)	(4)	(11)	(24)	(78)
Other incidentals	(4)	(3)	(13)	(16)	(21)
Non-GAAP Selling, general and administrative	$ (178)	$ (170)	$ (179)	$ (703)	$ (738)
GAAP amortization of acquisition-related intangible assets	$ (365)	$ (358)	$ (364)	$ (1,435)	$ (1,449)
PPA effects	(365)	(358)	(364)	(1,435)	(1,449)
Non-GAAP amortization of acquisition-related intangible assets	$ —	$ —	$ —	$ —	$ —
GAAP Other income (expense)	$ 2	$ 22	$ (1)	$ 25	$ 2,001
Restructuring	—	—	—	—	1
Merger-related costs	—	—	—	—	1,961
Other incidentals	—	20	—	19	39
Non-GAAP Other income (expense)	$ 2	$ 2	$ (1)	$ 6	$ —
GAAP Operating income (loss)	$ 197	$ 233	$ 224	$ 641	$ 2,710
PPA effects	(394)	(382)	(385)	(1,528)	(1,535)
Restructuring	1	1	(1)	(28)	(6)
Stock based compensation	(89)	(84)	(93)	(346)	(314)
Merger-related costs	(4)	(6)	(15)	(33)	1,848
Other incidentals	(4)	17	(13)	3	18
Non-GAAP Operating income (loss)	$ 687	$ 687	$ 731	$ 2,573	$ 2,699
GAAP Operating margin	8.6%	10.3%	9.3%	7.2%	28.8%
Non-GAAP Operating margin	29.9%	30.3%	30.4%	29.0%	28.7%
GAAP Financial Income (expense)	$ (93)	$ (85)	$ (77)	$ (350)	$ (335)
Non-cash interest expense on convertible notes	(8)	(12)	(11)	(42)	(44)
Foreign exchange gain (loss)	(4)	(2)	(5)	(17)	(11)
Gain (loss) on extinguishment of long-term debt	—	(1)	—	(11)	(26)
Other financial expense	(4)	(4)	(1)	(15)	(78)
Non-GAAP Financial income (expense)	$ (77)	$ (66)	$ (60)	$ (265)	$ (176)

NXP Semiconductors
Table 5: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three months ended			Full-year	
	December 31, 2019	September 29, 2019	December 31, 2018	2019	2018
Net income (loss)	$ 123	$ 119	$ 289	$ 272	$ 2,258
Reconciling items to adjusted net income					
Financial (income) expense	93	85	77	350	335
(Benefit) provision for income taxes	(20)	28	(141)	20	176
Depreciation	131	135	124	518	478
Amortization	391	382	379	1,529	1,509
Adjusted net income	$ 718	$ 749	$ 728	$ 2,689	$ 4,756
Reconciling items to adjusted EBITDA					
Results of equity-accounted investees	1	1	(1)	(1)	(59)
Purchase accounting effect on inventory	8	—	—	8	—
Restructuring	(1)	(1)	1	28	6
Stock based costs	89	84	93	346	314
Merger-related costs	4	6	15	33	(1,848)
Other incidental items	4	(17)	13	(3)	(18)
Adjusted EBITDA	$ 823	$ 822	$ 849	$ 3,100	$ 3,151
Trailing twelve month adjusted EBITDA	$ 3,100	$ 3,126	$ 3,151	$ 3,100	$ 3,151

($ in millions)	Three months ended			Full-year	
	December 31, 2019	September 29, 2019	December 31, 2018	2019	2018
Net cash provided by (used for) operating activities	$ 814	$ 746	$ 731	$ 2,373	$ 4,369
Net capital expenditures on property, plant and equipment	(138)	(115)	(170)	(503)	(610)
Non-GAAP free cash flow	$ 676	$ 631	$ 561	$ 1,870	$ 3,759
Non-GAAP free cash flow as percent of Revenue	29%	28%	23%	21%	40%